Exhibit 99.1

mesoblast

asx announcement

RYONCIL® PROFITS UNDERPINNING SUBSTANTIAL GROWTH PIPELINE

Financial Results and Operational Update for Half-Year Ended December 31, 2025

New York, USA: February 26 and Melbourne, Australia: February 27, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today provided financial results and an operational update for the period ended December 31, 2025 (H1 FY2026).

FINANCIAL HIGHLIGHTS FOR H1 FY2026[1]

Performance driven by successful commercial launch of Ryoncil®

- Total revenue of US$51.3 million (A$78.3 million),[2] up from US$3.2 million.
- Successful U.S. commercial launch of Ryoncil® (remestemcel-L-rknd) generated gross sales of US$57.0 million and revenue of US$48.7 million after gross to net adjustment.
- Ryoncil® gross profit, excluding amortization, was US$44.2 million versus nil in the prior year period. Direct selling costs were US$7.7 million.
- The strong operating performance in the period allowed us to invest in R&D, including to support the Phase 3 trial on the blockbuster chronic low back pain indication, for clinical programs for lifecycle extension, and for commercial manufacturing of Ryoncil® inventory as well as for launch of second-generation product.
- Reported net loss of US$40.2 million compared to US$47.9 million, an improvement of US$7.8 million. Excluding a US$23.0 million inventory reversal reported in the prior year period, the improvement in net loss year-over-year would have been US$30.7 million.
- Net operating cash spend of US$30.3 million. Mesoblast expects to see reduction in net cash spend over the remainder of the fiscal period based on projected receipts from quarterly revenues.
- Period-end cash balance of US$130.0 million. Mesoblast entered into a US$125.0 million five-year non-dilutive credit-line facility. The second tranche of US$50.0 million is available to be drawn at our option until June 30, 2026.

OPERATIONAL HIGHLIGHTS FOR H1 FY2026

Successful Ryoncil® commercial launch

- To date 49 transplant centers have been onboarded, with a target of 64 centers which account for 94% of transplants performed in the U.S. Ryoncil®.
- Coverage by government and commercial payers already extends to 280 million U.S. lives with Federal Medicaid coverage by U.S. Centers for Medicare & Medicaid Services (CMS) and mandatory fee-for-service Medicaid coverage in all U.S. states.
- Issuance on October 1, 2025, of a specific Healthcare Common Procedure Coding System (HCPCS) J-Code by CMS for billing and reimbursement resulted in growth of Ryoncil® usage under CMS coverage versus commercial coverage in the last quarter.[3]
- 84% of patients in 'real-world' clinical setting able to complete the initial 28-day treatment regimen as per the FDA approval label and alive.[4]
- These early data are consistent with the prior clinical experience with Ryoncil®. The outcomes highlight our focus on getting patients on Ryoncil® therapy as early as possible following steroid resistance to enable completion of an initial 28-day treatment course and maximize survival.
- **Ryoncil® lifecycle extension:** Mesoblast intends to expand the clinical indications of Ryoncil® for life-cycle extension in both adults and children with life-threatening inflammatory conditions. The final protocol design for the Phase 3 trial of Ryoncil® as part of the second-line treatment regimen in adults

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
Level 38
55 Collins Street
Melbourne 3000
Victoria Australia
T +61 3 9639 6036
F +61 3 9639 6030

United States Operations
1114 Avenue of the Americas
4th Floor
New York, NY 10036
USA
T +1 212 880 2060
F +1 212 880 2061

Asia
21 Biopolis Road
#01-22 Nucleos (South Tower)
SINGAPORE 138567
T +65 6570 0635
F +65 6570 0176

with steroid-refractory acute graft versus host disease (SR-aGvHD), a population approximately three times the size of the pediatric SR-aGvHD population, is locked down following a recent meeting with FDA and will be provided to the Institutional Review Board (IRB) in March for site initiation. Mesoblast’s second generation product rexlemestrocel-L to create multiple revenue streams in blockbuster indications • Mesoblast will seek to use its data from large randomized controlled trials in chronic discogenic low back pain (CLBP) and inflammatory chronic heart failure with low ejection fraction to support approvals for rexlemestrocel-L, aligning with recent announcements by the FDA that a single pivotal trial is the new default option for FDA approval.5 • Confirmatory Phase 3 trial for chronic discogenic low back pain (CLBP): During the period, Mesoblast received positive feedback from FDA on potential filing of a Biologics License Application (BLA) confirming that a clinically meaningful reduction in pain intensity in the active arm versus placebo at 12 months can support product efficacy and stated that the robust results on opioid reduction from at least one adequate and well controlled trial could be included in the Clinical Studies section of product labeling. Mesoblast’s second randomized controlled Phase 3 trial in CLBP is on track to complete its 300-patient enrollment target in March/April this year with the trial actively recruiting across 40 sites in the U.S. • BLA filing for end-stage patients with chronic heart failure with low ejection fraction (HFrEF): Mesoblast has generated new data showing that a single administration of rexlemestrocel- L at the time of open heart surgery and device implantation to support the left ventricle in end-stage patients with HFrEF, reduces right heart failure hospitalizations, mortality from right heart failure, and portal hypertension with major bleeding events. With these new data, existing Orphan Drug designation for treating this group of patients, and FDA’s stated preference for randomized controlled trials, Mesoblast is moving from filing for accelerated approval to filing for full FDA approval next quarter. A confirmatory study would no longer be needed, if approved. • Commercial manufacturing: scale-up work for rexlemestrocel-L is well progressed to support BLA filings for both CLBP and, in the first instance, for end-stage HFrEF patients with LVADs. FY2026 Net Revenue Guidance Mesoblast anticipates full-year fiscal 2026 Ryoncil® net revenue to range between US$110 million and US$120 million. Commentary Mesoblast Chief Executive Dr. Silviu Itescu, commented on the result: “Today we report strong operational and financial performance for the first half of FY2026, a period that marks an important inflection point in Mesoblast’s evolution from clinical development to sustainable commercial execution. Sales momentum for Ryoncil® continued to build, driving meaningful revenue and reinforcing the product’s value in addressing significant unmet medical need and the strength of our commercial strategy. Importantly, we have improved the Company’s financial position with positive cash flow generated from Ryoncil® sales, disciplined cost management, and a strategic refinancing, providing greater flexibility to support expansion and late-stage clinical programs. As we enter the second half of FY2026, we remain focused on accelerating commercial uptake, advancing regulatory and label expansion opportunities, and maintaining financial discipline to deliver sustainable long-term shareholder value.” Conference Call There will be a webcast today, beginning at 5.00pm EST (Thursday, February 26); 9.00am AEDT (Friday, February 27). It can be accessed via: https://webcast.openbriefing.com/msb-hyr-2026/ The archived webcast will be available on the Investor page of the Company’s website: www.mesoblast.com Other Please refer ‘Risk Factors’ and ‘Management’s Discussion and Analysis’ sections in our Form 6-K filed with SEC and Appendix 4D filed with ASX. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial- scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast References / Footnotes 1. See summary consolidated financial tables at the end of this release. 2. Translated at the average US$:A$ exchange rate for the six months ended December 31, 2025 as reported by the Reserve Bank of Australia, being 0.65539. 3. Coding and coverage decisions are made by payers, and coverage cannot be guaranteed. 4. Mesoblast ASX announcement January 27, 2026. 5. Prasad V, Makary MA. One Pivotal Trial, the New Default Option for FDA Approval — Ending the Two- Trial Dogma. N Engl J Med 2026;394:815-817. Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Not financial product advice
This announcement does not constitute financial product advice or investment advice (nor tax, accounting or legal advice) and has been prepared without taking into account the objectives, financial situation or needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate professional advice.

Disclaimer
To the maximum extent permitted by law, Mesoblast and its directors, officers, employees, advisers and agents disclaim any obligation or undertaking to release any updates or revisions to the information to reflect any change in expectations or assumptions, and disclaim all responsibility and liability for these forward-looking statements (including, without limitation, any liability for negligence).

Release authorized by the Chief Executive.

For more information, please contact:

Corporate Communications / Investors
Paul Hughes
T: +61 3 9639 6036

Media – Global
Rubenstein
Caroline Nelson
T: +1 703 489 3037
E: cnelson@rubenstein.com

Media – Australia
BlueDot Media
Steve Dabkowski
T: +61 419 880 486
E: steve@bluedot.net.au

Mesoblast Limited
ABN 68 109 431 870 www.mesoblast.com

Consolidated Income Statement Six Months Ended December 31, (in U.S. dollars, in thousands, except per share amount) 2025 2024 Revenue: Product sales, net 48,685 — Royalty revenue 2,657 3,156 Total revenues 51,342 3,156 Cost of revenues (including amortization of currently marketed intangible assets, December 31, 2025: $3.082 million & 2024: $Nil) (7,604) — Research & development (46,162) (5,085) Selling, general and administration (28,541) (18,012) Fair value remeasurement of contingent consideration 7,641 (4,303) Fair value remeasurement of warrant liability (4,498) (11,978) Other operating income and expenses 3,217 (673) Finance costs (15,112) (10,827) Loss before income tax (39,717) (47,722) Income tax benefit/(expense) (445) (212) Loss attributable to the owners of Mesoblast Limited (40,162) (47,934) Losses per share from continuing operations attributable to the ordinary equity holders of the Group: Cents Cents Basic - losses per share (3.11) (4.20) Diluted - losses per share (3.11) (4.20) Consolidated Statement of Comprehensive Income Six Months Ended December 31, (in U.S. dollars, in thousands) 2025 2024 Loss for the period (40,162) (47,934) Other comprehensive income/(loss) Items that may be reclassified to profit and loss Exchange differences on translation of foreign operations 237 (113) Items that will not be reclassified to profit and loss Financial assets at fair value through other comprehensive income 163 194 Other comprehensive income for the period, net of tax 400 81 Total comprehensive losses attributable to the owners of Mesoblast Limited (39,762) (47,853)

Consolidated Balance Sheet (in U.S. dollars, in thousands) As of December 31, 2025 As of June 30, 2025 Assets Current Assets Cash & cash equivalents 129,975 161,551 Trade & other receivables 43,300 14,866 Inventory 21,664 22,246 Prepayments 7,544 5,687 Total Current Assets 202,483 204,350 Non-Current Assets Property, plant and equipment 1,793 1,702 Right-of-use assets 6,486 4,121 Financial assets at fair value through other comprehensive income 1,551 1,388 Other non-current assets 1,194 1,296 Intangible assets 568,800 571,826 Total Non-Current Assets 579,824 580,333 Total Assets 782,307 784,683 Liabilities Current Liabilities Trade and other payables 33,576 19,082 Provisions and other liabilities 11,201 20,985 Borrowings 66,738 54,155 Lease liabilities 2,382 2,680 Warrant liability 14,172 5,724 Total Current Liabilities 128,069 102,626 Non-Current Liabilities Provisions and other liabilities 11,030 10,793 Borrowings 60,132 67,739 Lease liabilities 5,892 3,583 Deferred consideration 2,500 2,500 Total Non-Current Liabilities 79,554 84,615 Total Liabilities 207,623 187,241 Net Assets 574,684 597,442 Equity Issued Capital 1,519,456 1,508,846 Reserves 106,293 99,499 Accumulated losses (1,051,065) (1,010,903) Total Equity 574,684 597,442

Consolidated Statement of Cash Flow Six Months Ended December 31, (in U.S. dollars, in thousands) 2025 2024 Cash flows from operating activities Receipts from customers 28,033 3,063 Payments to suppliers and employees (inclusive of goods and services tax) (61,020) (24,159) Interest received 2,642 441 Income taxes refund/(paid) 1 (2) Government grants and tax incentives and credits received — 2 Net cash (outflows) in operating activities (30,344) (20,655) Cash flows from investing activities Payments for property, plant and equipment (422) (106) (Payments for)/Receipt from investment in sublease (125) 124 Payments for intellectual property (60) — Receipt of security deposits — 609 Net cash (outflows)/inflows in investing activities (607) 627 Cash flows from financing activities Proceeds from borrowings 71,039 — Proceeds from issue of warrants 3,961 — Repayment of borrowings (69,338) (2,608) Payment of transaction costs from borrowings (4,288) (644) Interest and other costs of finance paid (7,099) (2,720) Proceeds from issues of shares and other equity securities 1,557 — Payment of transaction costs from issues of shares and other equity securities (128) (24) Proceeds from exercise of options 3,994 1,341 Proceeds from settlement of lease liabilities 314 — Payments for lease liabilities (1,140) (971) Proceeds from exercise of warrants — 1,362 Net cash (outflows) by financing activities (1,128) (4,264) Net (decrease) in cash and cash equivalents (32,079) (24,292) Cash and cash equivalents at beginning of period 161,551 62,960 Foreign exchange gains/(losses) on the translation of foreign bank accounts 503 (639) Cash and cash equivalents at end of period 129,975 38,029